UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 000-29338

CARDIOME PHARMA CORP.
(Translation of registrant's name into English)
1441 Creekside Drive, 6th Floor Vancouver, British Columbia, Canada V6J 4S7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐          Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The registration statement on Form F-10 (File No. 333-209606) (the “Registration Statement”) of Cardiome Pharma Corp. (the “Company”) was declared effective by the United States Securities and Exchange Commission on March 2, 2016. This Amendment No. 1 to the report on Form 6-K is furnished solely to incorporate by reference exhibits 99.1 and 99.2 below into the Registration Statement.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	Purchase Agreement, dated January 12, 2016, between Cardiome Pharma Corp. and Lincoln Park Capital Fund, LLC
99.2	Placement Agent Agreement, dated January 7, 2016, between Cardiome Pharma Corp. and Academy Securities, Inc.

Exhibits 99.1 and 99.2 of this Amendment No. 1 to the report on Form 6-K were previously included as exhibits to the Company’s report on Form 6-K, dated January 12, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(Registrant)

Date: March 7, 2016	By:	/s/ Jennifer Archibald
		Name:	Jennifer Archibald
		Title:	Chief Financial Officer